NEWS RELEASE

ALDA Completes Shares for Debt Arrangement

September 13, 2012 - Vancouver, British Columbia, Canada: ALDA Pharmaceuticals Corp. (the “Company” or “ALDA”) announces that, further to its news releases dated June 29, 2012 and August 1, 2012, 11,257,395 common shares have now been issued at an average price of $0.083 per share.

Of these shares, 10,687,500 are subject to resale restrictions pursuant to a TSX-V Tier 2 Value Security Escrow

Agreement, which allows for a scheduled release of shares from escrow over a three year period.

The remaining 569,895 shares are subject to a 4-month hold period running from the date of issuance and will become free-trading on January 7, 2013.

There are now 18,217,074 issued and outstanding common shares in the capital of the Company. On behalf of:

ALDA Pharmaceuticals Corp.

Terrance G. Owen, Ph.D., MBA President and CEO owen.terrance@gmail.com

604-862-3439

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves ALDA’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. ALDA generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to ALDA as of the date of this release, and ALDA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of ALDA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.